Exhibit 99.3

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The accompanying Consolidated Financial Statements and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared by management in accordance with the accounting policies in the Notes to the Consolidated Financial Statements. When necessary, management has made informed judgements and estimates in accounting for transactions that were not complete at reporting date. In the opinion of management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and appropriate in the circumstances. The financial information elsewhere in this Annual Report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has prepared the Management’s Discussion and Analysis (MD&A). The MD&A is based on the financial results of Precision Drilling Corporation (the Corporation) prepared in accordance with IFRS as issued by the IASB. The MD&A compares the audited financial results for the years ended December 31, 2024 and December 31, 2023.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function that conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Consolidated Financial Statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of, and with direction from, our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2024. Also, management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2024.

KPMG LLP (KPMG), a Registered Public Accounting Firm, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the Consolidated Financial Statements and provide an independent professional opinion.

KPMG also completed an audit of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2024, as stated in its report included in this Annual Report and has expressed an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2024.

The Audit Committee of the Board of Directors, which is comprised of five independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and KPMG of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and KPMG major issues as to the adequacy of the Corporation’s internal controls. KPMG has unrestricted access to the Audit Committee to discuss its audit and related matters. The Consolidated Financial Statements have been approved by the Board of Directors and its Audit Committee.

/s/ Kevin A. Neveu	/s/ Carey T. Ford

Kevin A. Neveu	Carey T. Ford
President and Chief Executive Officer	Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation

March 10, 2025	March 10, 2025

Precision Drilling Corporation 2024 Annual Report 43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Precision Drilling Corporation and subsidiaries (the Corporation) as of December 31, 2024 and 2023, the related consolidated statements of net earnings, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2025 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3(q) to the consolidated financial statements, the Corporation has changed its method of accounting for the classification of liabilities as current from non-current for the Deferred Share Unit plan for non-management directors as of January 1, 2024 due to the adoption of the Amendments to IAS 1 - Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants, and included the presentation of the statement of financial position as of January 1, 2023.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment for the Contract Drilling and Completion and Production Services cash generating units (CGUs)

As discussed in notes 3(f), 3(p), 6 and 7(a) to the consolidated financial statements, the Corporation reviews the carrying amount of each of the CGUs at each reporting date to determine whether an indicator of impairment exists based on an analysis of relevant internal and external factors. The Corporation analyzes indicators that a CGU may be impaired such as financial performance of the CGU compared to historical results and forecasts and consideration of the Corporation’s market capitalization. The Corporation did not identify an indicator of impairment within the Corporation’s Contract Drilling or Completion and Production Services CGUs as at December 31, 2024. Accordingly, no impairment tests were performed on the Contract Drilling or Completion and Production Services CGUs as at December 31, 2024. Total assets recognized in the Contract Drilling and Completion and Production Services CGUs at December 31, 2024 were approximately $2,562,436 thousand and $241,277 thousand, respectively.

We identified the assessment of indicators of impairment for the Corporation’s Contract Drilling and Completion and Production Services CGUs as a critical audit matter. Complex auditor judgement was required in evaluating the amount of earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss on investments and other assets, finance

44 Consolidated Financial Statements

charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization (Adjusted EBITDA) budgeted for 2025 for the Contract Drilling and Completion and Production Services CGUs, used in the indicator of impairment assessment for comparison to the Adjusted EBITDA for 2024 and consideration of the Corporation’s market capitalization on the Corporation’s impairment indicator assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of the internal control related to this critical audit matter. This included controls related to the Corporation’s identification and evaluation of indicators that the Contract Drilling and Completion and Production Services CGUs may be impaired, which includes the comparison of the Adjusted EBITDA budgeted for 2025 to the Adjusted EBITDA for 2024 and past impairment tests, and the assessment of the Corporation’s market capitalization.

We evaluated the Corporation’s 2025 budgeted Adjusted EBITDA for the Contract Drilling and Completion and Production Services CGUs by comparing it to historical results considering the impact of changes in conditions and events affecting the Contract Drilling and Completion and Production Services CGUs. We compared the Corporation’s 2024 budgeted Adjusted EBITDA for the Contract Drilling and Completion and Production Services CGUs to actual results in 2024 to assess the Corporation’s ability to accurately forecast. We evaluated the changes in market capitalization over the year and its impact on the Corporation’s impairment indicator analysis.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Corporation’s auditor since 1987.

Calgary, Canada

March 7, 2025

Precision Drilling Corporation 2024 Annual Report 45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Precision Drilling Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Precision Drilling Corporation’s (and subsidiaries’) (the Corporation) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2024 and 2023, the related consolidated statements of net earnings, comprehensive income, change in equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated March 7, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

March 7, 2025

46 Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Stated in thousands of Canadian dollars)		December 31, 2024	December 31, 2023	January 1, 2023
ASSETS			(see Note 3q)
Current assets:
Cash		$73,771	$54,182	$21,587
Accounts receivable	(Note 24)	378,712	421,427	413,925
Inventory		43,300	35,272	35,158
Assets held for sale		5,501	—	—
Total current assets		501,284	510,881	470,670
Non-current assets:
Income taxes recoverable		—	682	1,602
Deferred tax assets	(Note 13)	6,559	73,662	455
Property, plant and equipment	(Note 7)	2,356,173	2,338,088	2,303,338
Intangibles	(Note 8)	12,997	17,310	19,575
Right-of-use assets	(Note 11)	66,032	63,438	60,032
Finance lease receivables		4,806	5,003	—
Investments and other assets		8,464	9,971	20,451
Total non-current assets		2,455,031	2,508,154	2,405,453
Total assets		$2,956,315	$3,019,035	$2,876,123
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 24)	$314,355	$350,749	$404,350
Income tax payable		3,778	3,026	2,991
Current portion of lease obligations		20,559	17,386	12,698
Current portion of long-term debt	(Note 9)	—	2,848	2,287
Total current liabilities		338,692	374,009	422,326
Non-current liabilities:
Share-based compensation	(Note 12)	13,666	16,755	47,836
Provisions and other	(Note 15)	7,472	7,140	7,538
Lease obligations		54,566	57,124	52,978
Long-term debt	(Note 9)	812,469	914,830	1,085,970
Deferred tax liabilities	(Note 13)	47,451	73,515	28,946
Total non-current liabilities		935,624	1,069,364	1,223,268
Equity:
Shareholders’ capital	(Note 16)	2,301,729	2,365,129	2,299,533
Contributed surplus		77,557	75,086	72,555
Accumulated other comprehensive income	(Note 18)	199,020	147,476	159,714
Deficit		(900,834)	(1,012,029)	(1,301,273)
Total equity attributable to shareholders		1,677,472	1,575,662	1,230,529
Non-controlling interest	(Note 23)	4,527	—	—
Total equity		1,681,999	1,575,662	1,230,529
Total liabilities and equity		$2,956,315	$3,019,035	$2,876,123

Subsequent event	(Note 12, 16)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

/s/ William T. Donovan	/s/ Steven W. Krablin

William T. Donovan Director	Steven W. Krablin Director

Precision Drilling Corporation 2024 Annual Report 47

CONSOLIDATED STATEMENTS OF Net Earnings

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2024	2023
Revenue	(Note 5)	$1,902,328	$1,937,854
Expenses:
Operating	(Note 24)	1,248,686	1,204,548
General and administrative	(Note 24)	132,421	122,188
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization		521,221	611,118
Depreciation and amortization	(Note 7, 8, 11)	309,314	297,557
Gain on asset disposals	(Note 7)	(16,148)	(24,469)
Loss on asset decommissioning	(Note 7)	—	9,592
Foreign exchange		2,259	(1,667)
Finance charges	(Note 10)	69,753	83,414
Loss on investments and other assets		1,484	6,810
Gain on acquisition	(Note 4)	—	(25,761)
Gain on repurchase of unsecured senior notes		—	(137)
Earnings before income taxes		154,559	265,779
Income taxes:	(Note 13)
Current		7,470	4,494
Deferred		35,759	(27,959)
		43,229	(23,465)
Net earnings		$111,330	$289,244
Attributable to:
Shareholders of Precision Drilling Corporation	(Note 17)	$111,195	$289,244
Non-controlling interests	(Note 23)	$135	$—
Net earnings per share attributable to shareholders of Precision Drilling Corporation:
Basic		$7.81	$21.03
Diluted		$7.81	$19.53

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE Income

Years ended December 31, (Stated in thousands of Canadian dollars)	2024	2023
Net earnings	$111,330	$289,244
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	119,821	(33,433)
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	(69,027)	21,195
Tax benefit related to net investment hedge of long-term debt	750	—
Comprehensive income	$162,874	$277,006
Attributable to:
Shareholders of Precision Drilling Corporation	$162,739	$277,006
Non-controlling interests	$135	$—

See accompanying notes to consolidated financial statements.

48 Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWs

Years ended December 31, (Stated in thousands of Canadian dollars)		2024	2023
Cash provided by (used in):
Operations:
Net earnings		$111,330	$289,244
Adjustments for:
Long-term compensation plans		18,888	6,659
Depreciation and amortization	(Note 7, 8, 9)	309,314	297,557
Gain on asset disposals	(Note 7)	(16,148)	(24,469)
Loss on asset decommissioning		—	9,592
Foreign exchange		2,442	(866)
Finance charges	(Note 10)	69,753	83,414
Income taxes	(Note 13)	43,229	(23,465)
Other		(272)	(229)
Loss on investments and other assets	(Note 6)	1,484	6,810
Gain on acquisition		—	(25,761)
Gain on repurchase of unsecured senior notes		—	(137)
Income taxes paid		(6,459)	(3,103)
Income taxes recovered		85	24
Interest paid		(72,241)	(83,037)
Interest received		1,967	1,176
Funds provided by operations		463,372	533,409
Changes in non-cash working capital balances	(Note 24)	18,711	(32,838)
Cash provided by operations		482,083	500,571

Investments:
Purchase of property, plant and equipment	(Note 7)	(216,647)	(224,960)
Purchase of intangibles	(Note 8)	(51)	(1,789)
Proceeds on sale of property, plant and equipment		30,395	23,841
Proceeds from sale of investments and other assets		3,623	10,013
Business acquisitions, net	(Note 4)	—	(28,646)
Purchase of investments and other assets		(725)	(5,343)
Receipt of finance lease payments		799	255
Changes in non-cash working capital balances	(Note 24)	(20,380)	11,845
Cash used in investing activities		(202,986)	(214,784)

Financing:
Issuance of long-term debt	(Note 9)	27,978	162,649
Repayment of long-term debt	(Note 9)	(204,319)	(375,237)
Repurchase of share capital	(Note 16)	(75,488)	(29,955)
Issuance of common shares from the exercise of options		686	—
Debt amendment fees		(1,363)	—
Lease payments		(13,271)	(9,423)
Funding from non-controlling interest		4,392	—
Cash used in financing activities		(261,385)	(251,966)

Effect of exchange rate changes on cash		1,877	(1,226)
Increase in cash		19,589	32,595
Cash, beginning of year		54,182	21,587
Cash, end of year		$73,771	$54,182

See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2024 Annual Report 49

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital (Note 16)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 18)	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings	—	—	—	111,195	111,195	135	111,330
Other comprehensive income	—	—	51,544	—	51,544	—	51,544
Share options exercised	978	(292)	—	—	686	—	686
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share repurchases	(86,570)	—	—	—	(86,570)	—	(86,570)
Redemption of non-management directors share units	346	(346)	—	—	—	—	—
Share-based compensation expense	—	4,588	—	—	4,588	—	4,588
Funding from non-controlling interest (Note 23)	—	—	—	—	—	4,392	4,392
Balance at December 31, 2024	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital (Note 16)	Contributed Surplus	Accumulated Other Comprehensive Income (Note 18)	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2023	$2,299,533	$72,555	$159,714	$(1,301,273)	1,230,529	$—	$1,230,529
Net earnings	—	—	—	289,244	289,244	—	289,244
Other comprehensive loss	—	—	(12,238)	—	(12,238)	—	(12,238)
Acquisition share consideration	75,588	—	—	—	75,588	—	75,588
Settlement of Executive Performance and Restricted Share Units	19,206	—	—	—	19,206	—	19,206
Share repurchases	(29,955)	—	—	—	(29,955)	—	(29,955)
Redemption of non-management directors share units	757	—	—	—	757	—	757
Share-based compensation expense	—	2,531	—	—	2,531	—	2,531
Balance at December 31, 2023	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662

See accompanying notes to consolidated financial statements.

50 Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada, the United States and certain international locations. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issue by the Board of Directors on March 7, 2025.

(b) Basis of Measurement

The consolidated financial statements have been prepared using the historical cost basis and are presented in thousands of Canadian dollars.

(c) Use of Estimates and Judgements

The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in the preparation of the consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes. The Corporation reviews its estimates and assumptions on an ongoing basis. Adjustments that result from a change in estimate are recorded in the period in which they become known. Estimates are more difficult to determine, and the range of potential outcomes can be wider, in periods of higher volatility and uncertainty. The impacts of geopolitical events such as the possibility of tariffs between Canada and the U.S., regional conflicts, especially in oil producing areas, can materially impact energy markets, interest and inflation rates, and supply chains, resulting in higher levels of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material. Significant estimates and judgements used in the preparation of the consolidated financial statements are described in Note 3(a), (d), (e), (f), (g), (h), (i), (o), and (p).

Climate-related risks and opportunities may have a future impact on the Corporation and its estimates and judgements, including but not limited to the useful life and residual value of its property, plant and equipment and the measurement of projected cash flows when identifying impairment triggers, performing tests for impairment or impairment recoveries, when available, of non-financial assets.

The Corporation evaluated the remaining useful lives and residual values of its property, plant and equipment, concluding they remain reasonable given the current estimate of the demand period for oil and natural gas extractive services exceeds their remaining useful lives. In addition, the Corporation’s property, plant and equipment, including drill rig equipment, adapts to numerous low-carbon projects, including but not limited to, geothermal drilling, carbon capture and storage and the extraction of helium and hydrogen gas.

In future periods, if indications of impairment of non-financial assets exist, the Corporation’s measurement of projected cash flows may be exposed to higher estimation uncertainty, including but not limited to the Corporation’s continued capital investment required to lower the carbon intensity of its property, plant and equipment, period and growth expectations used to calculate terminal values and the Corporation’s weighted average cost of capital.

(d) Environmental Reporting Regulations

Environmental reporting continues to evolve and the Corporation may be subject to additional future disclosure requirements. The International Sustainability Standards Board (ISSB) issued two IFRS Sustainability Disclosure Standards with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board (CSSB) also finalized and released its Canadian Sustainability Disclosure Standards – CSDS 1, General Requirements for Disclosure of Sustainability-related Financial Information, and CSDS 2, Climate-related Disclosures on December 18, 2024. These standards are voluntary unless mandated by regulators or governments.

The Canadian Securities Administrators (CSA) have issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. Until such time as the CSA comes to a final decision on sustainability standards for Canada, there is no requirement for public companies in Canada to

Precision Drilling Corporation 2024 Annual Report 51

adopt sustainability standards. Precision continues to monitor the development of these reporting requirements as it progresses with its determination of the financial and disclosure-related implications of complying with these regulations.

NOTE 3. MATERIAL ACCOUNTING POLICIES

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships, substantially all of which are wholly owned. The consolidated financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances and transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are considered. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

An associate is an entity for which the Corporation has significant influence and thereby has the power to participate in the financial and operational decisions but does not control or jointly control the investee. Investments in associates are accounted for using the equity method of accounting and are recognized at cost and subsequently adjusted for the proportionate share of the investee's net assets. The Corporation's consolidated financial statements include its share of the investee's net earnings and other comprehensive income until the date that significant influence ceases.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Corporation’s equity attributable to shareholders. Non-controlling interest consists of the non-controlling interest at the date of creation plus the non-controlling interest's share of changes in equity during the period.

Precision does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statements of net earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

(b) Cash

Cash consists of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in net earnings as incurred.

52 Consolidated Financial Statements

Property, plant, and equipment are depreciated as follows:

	Expected Life	Salvage Value	Basis of Depreciation
Drilling rig equipment:
– Power & Tubulars	5 years	–	straight-line
– Dynamic	10 years	–	straight-line
– Structural	20 years	10%	straight-line
Service rig equipment	20 years	10%	straight-line
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	up to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Property, plant and equipment are depreciated based on estimates of useful lives and salvage values. These estimates consider data and information from various sources including vendors, industry practice, and Precision’s own historical experience and may change as more experience is gained, market conditions shift, or technological advancements are made.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal to the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of net earnings.

Determination of which parts of the drilling rig equipment represent significant cost relative to the entire rig and identifying the consumption patterns along with the useful lives of these significant parts, are matters of judgement. This determination can be complex and subject to differing interpretations and views, particularly when rig equipment comprises individual components for which different depreciation methods or rates are appropriate.

The estimated useful lives, residual values and method and components of depreciation are reviewed annually, and adjusted prospectively, if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when they increase the future economic benefits of the specific asset to which they relate.

Intangible assets are amortized based on estimates of useful lives. These estimates consider data and information from various sources including vendors and Precision’s own historical experience and may change as more experience is gained or technological advancements are made.

Amortization is recognized in net earnings using the straight-line method over the estimated useful lives of the respective assets. Precision’s loan commitment fees, if undrawn on the Facility, are included in intangibles and are amortized over the term of the respective facility. Software is amortized over its expected useful life of up to 10 years.

The estimated useful lives and methods of amortization are reviewed annually and adjusted prospectively if appropriate.

(f) Impairment of Non-Financial Assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the Cash-Generating Unit or CGU). Judgement is required in the aggregation of assets into CGUs.

If any such indication exists, then the asset or CGU’s recoverable amount is estimated. Judgement is required when evaluating whether a CGU has indications of impairment.

The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using an after-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount. Impairment losses are recognized in net earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

Precision Drilling Corporation 2024 Annual Report 53

In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(g) Income Taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Corporation is subject to taxation in numerous jurisdictions. Uncertainties exist with respect to the interpretation of complex tax regulations and require significant judgement. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions are based on various factors, such as the experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(h) Revenue from Contracts with Customers

Precision recognizes revenue from a variety of sources. In general, customer invoices are issued upon rendering all performance obligations for an individual well-site job. Under the Corporation’s standard contract terms, customer payments are to be received within 28 days of the customer’s receipt of an invoice.

Contract Drilling Services

The Corporation contracts individual drilling rig packages, including crews and support equipment, to its customers. Depending on the customer’s drilling program, contracts may be for a single well, multiple wells or a fixed term. Revenue from contract drilling services is recognized over time from spud to rig release on a daily basis. Operating days are measured through industry standard tour sheets that document the daily activity of the rig. Revenue is recognized at the applicable day rate for each well, based on rates specified in the drilling contract.

The Corporation provides services under turnkey contracts, whereby Precision is required to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized over time using the input method based on costs incurred to date in relation to estimated total contract costs, as that most accurately depicts the Corporation’s performance.

54 Consolidated Financial Statements

Completion and Production Services

The Corporation provides a variety of well completion and production services including well servicing. In general, service rigs do not involve long-term contracts or penalties for termination. Revenue is recognized daily upon completion of services. Operating days are measured through daily tour sheets and field tickets. Revenue is recognized at the applicable daily or hourly rate, as stipulated in the contract.

The Corporation offers its customers a variety of oilfield equipment for rental. Rental revenue is recognized daily at the applicable rate stated in the rental contract. Rental days are measured through field tickets.

The Corporation provides accommodation and catering services to customers in remote locations. Customers contract these services either as a package or individually for a fixed term. For accommodation services, the Corporation supplies camp equipment and revenue is recognized over time on a daily basis, once the equipment is on-site and available for use, at the applicable rate stated in the contract. For catering services, the Corporation recognizes revenue daily according to meals served. Accommodation and catering services provided are measured through field tickets.

(i) Provisions

Provisions are recognized when the Corporation has a present obligation as a result of a past event, when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and when a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the dates of the statements of financial position. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based on historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and, as a result, the estimates made as of the reporting dates may change. The current portion of the provision is presented within accounts payables and accrued liabilities.

(j) Share-Based Incentive Compensation Plans

The Corporation has established several share-based incentive compensation plans for non-management directors, officers, and other eligible employees. The estimated fair value of amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

The Corporation has an employee share purchase plan that allows eligible employees to purchase common shares through payroll deductions.

Prior to January 1, 2012, the Corporation had an equity-settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.

Effective May 16, 2024, the Corporation instituted a new equity-settled deferred share unit plan whereby non-management directors of Precision can elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense is recognized based on the fair value price at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the fair value price on redemption date is recorded as an increase to shareholders' capital.

The Corporation has a share option plan for certain eligible employees. Under this plan, the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model, and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.

(k) Foreign Currency Translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities’ functional currency are translated at rates

Precision Drilling Corporation 2024 Annual Report 55

in effect at the time of the transaction. At each period end, monetary assets and liabilities are translated at the prevailing period-end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations, which are deferred and included in other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the period end date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

Change in functional currency

On July 1, 2023, as a result of changing facts and circumstances in the current year, a subsidiary of the Corporation changed its functional currency from U.S. Dollars (USD) to Kuwaiti Dinar (KWD) to reflect the business activities within the primary economic environment in which the subsidiary operates. The changes in facts and circumstances that led to this determination included, but were not limited to, the expiration of multiple material USD denominated customer drilling contracts and the execution of multiple material KWD denominated customer drilling contracts. The change in functional currency was applied prospectively, in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, on July 1, 2023, with the assets and liabilities of the subsidiary being converted into KWD from USD at a fixed exchange rate of USD1 : KWD3.24.

(l) Per Share Amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity-based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity-based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity-based compensation arrangements and shares repurchased from the related proceeds.

(m) Financial Instruments

i) Non-Derivative Financial Instruments:

Financial assets and liabilities are classified and measured at amortized cost, fair value through other comprehensive income or fair value through net earnings. The classification of financial assets and liabilities is generally based on the business model in which the asset or liability is managed and its contractual cash flow characteristics. Financial assets held within a business model whose objective is to collect contractual cash flows and whose contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding are measured at amortized cost. After their initial fair value measurement, accounts receivable, accounts payable and accrued liabilities and long-term debt are classified and measured at amortized cost using the effective interest rate method.

Upon initial recognition of a non-derivative financial asset, a loss allowance is recorded for Expected Credit Losses (ECL). Loss allowances for trade receivables are measured based on lifetime ECL that incorporates historical loss information and is adjusted for current economic and credit conditions.

ii) Derivative Financial Instruments:

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through net earnings and are recorded on the statements of financial position at estimated fair value. Transaction costs are recognized in net earnings when incurred.

Derivatives embedded in financial assets are never separated. Rather, the financial instrument as a whole is assessed for classification. Derivatives embedded in financial liabilities are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives in financial liabilities are recorded on the statements of financial position at estimated fair value and changes in the fair value are recognized in earnings.

(n) Hedge Accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations from fluctuations in foreign exchange rates. To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the

56 Consolidated Financial Statements

foreign operations. The portion of gains or losses on the hedging item determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while ineffective portions are recorded through net earnings.

A reduction in the fair value of the net investment in the foreign operations or increase in the foreign currency long-term debt balance may result in a portion of the hedge becoming ineffective. If the hedging relationship ceases to be effective or is terminated, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings and the corresponding exchange gains or losses arising from the translation of the foreign operation are recorded through net earnings upon dissolution or substantial dissolution of the foreign operation.

(o) Leases

At inception, Precision assesses whether its contracts contain a lease. A contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The assessment of whether a contract conveys the right to control the use of an identified asset considers whether:

▪
the contract involves the use of an identified asset and the substantive substitution rights of the supplier. If the supplier has a substantive substitution right, then the asset is not identified;
▪
the lessee’s right to obtain substantially all of the economic benefits from the use of the asset; and
▪
the lessee’s right to direct the use of the asset, including decision-making to change how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, Precision allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Leases in which Precision is a lessee

Precision recognizes a right-of-use asset and corresponding lease obligation at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease obligation adjusted for lease payments made on or before the commencement date, incurred initial direct costs, estimated site retirement costs and any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are consistent with those of property, plant and equipment. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease obligation.

The lease obligation is initially measured at the present value of the minimum lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Precision’s incremental borrowing rate. Generally, Precision uses its incremental borrowing rate as the discount rate for those leases in which it is the lessee.

Lease payments included in the measurement of the lease obligation comprise the following:

▪
fixed payments, including in-substance fixed payments;
▪
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
▪
amounts expected to be payable under a residual value guarantee; and
▪
the exercise price under a purchase option that Precision is reasonably certain to exercise, lease payments in an optional renewal period if Precision is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Precision is reasonably certain not to terminate early.

The lease obligation is measured at amortized cost using the effective interest method. The measurement of lease obligations requires the use of certain estimates and assumptions including discount rates, exercise of lease term extension options, and escalating lease rates. It is remeasured when there is a change in:

▪
future lease payments arising from a change in an index or rate;
▪
the estimated amount expected to be payable under a residual value guarantee; or
▪
the assessment of whether Precision will exercise a purchase, extension or termination option.

When the lease obligation is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net earnings if the carrying amount of the right-of-use asset has been reduced to zero.

Leases in which Precision is a lessor

When Precision acts as a lessor, at inception, Precision evaluates the classification as either a finance or operating lease.

To classify each lease, Precision makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease, if not, then it is an operating lease.

Precision Drilling Corporation 2024 Annual Report 57

When acting as a sub-lessor, Precision accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease then Precision classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, Precision applies IFRS 15 to allocate the consideration in the contract. Precision recognizes lease payments received under operating leases for drilling rigs as income on a systematic basis, drilling days, over the lease term as part of revenue.

(p) Critical Accounting Assumptions and Estimates

i) Impairment of Long-Lived Assets

At each reporting date, the Corporation reviews the carrying amount of assets in each CGU to determine whether an indicator of impairment exists. The Corporation’s analysis is based on relevant internal and external factors that indicate a CGU may be impaired such as the obsolescence or planned disposal of significant assets, financial performance of the CGU compared to forecasts, and past impairment tests, with a focus upon earnings before income tax, gain on repurchase of unsecured senior notes, gain on acquisition, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization (Adjusted EBITDA), and consideration of the Corporation’s market capitalization.

When indications of impairment exist within a CGU, a recoverable amount is determined which requires assumptions to estimate future discounted cash flows. These estimates and assumptions include future drilling activity and margins and the resulting estimated Adjusted EBITDA associated with the CGU and the discount rate used to present value the estimated cash flows. In selecting a discount rate, the Corporation uses observable market data inputs to develop a rate that the Corporation believes approximates the discount rate of market participants.

Although the Corporation believes the assumptions and estimates are reasonable and consistent with current conditions, internal planning, and expected future operations, such assumptions and estimations are subject to significant uncertainty and judgement.

ii) Income Taxes

Significant estimation and assumptions are required in determining the provision for income taxes. The recognition of deferred tax assets in respect of deductible temporary differences and unused tax losses and credits is based on the Corporation’s estimation of future taxable profit against which these differences, losses and credits may be used. The assessment is based upon existing tax laws and estimates of the Corporation’s future taxable income. These estimates may be materially different from the actual final tax return in future periods.

iii) Business Combinations

The determination of fair value is estimated based on information available at the date of acquisition and requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment generally requires significant judgement.

The measurement of the estimated fair value of acquired property, plant, and equipment is based on a combination of approaches, including the market approach, which applies significant assumptions related to the price at which comparable assets would be sold.

(q) Accounting Standards Adopted January 1, 2024

The Corporation has adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. They clarify certain requirements for determining whether a liability should be classified as current or non-current and require new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period.

Due to the change in policy, there is a retrospective impact on the comparative statement of financial position, as the Corporation has a Deferred Share Unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least 12 months. As such, the liability is impacted by the revised policy. The following presentation changes were made to the Statement of Financial Position:

▪
As at January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share based compensation liability decreased by $12 million.
▪
As at December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share based compensation liability decreased by $8 million.

The related liability is classified as current in the consolidated Statement of Financial Position as at December 31, 2024 because the DSUs can be redeemed by the holders within 12 months after the reporting period. The Corporation's other liabilities were not impacted by the amendments.

58 Consolidated Financial Statements

(r) Accounting Standards and Amendments not yet Effective

The IASB has issued several new standards and amendments to existing standards that will become effective for periods subsequent to December 31, 2024. Accordingly, these new standards and amendments were not applied when preparing these consolidated financial statements. For each standard, Precision is in the process of assessing the impact these new standards and amendments will have on its consolidated financial statements.

Standards and Amendments	Effective for periods beginning on or after	Impact to Precision Drilling Corporation
Lack of Exchangeability (Amendments to IAS 21)	January 1, 2025	Review in-progress
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)	January 1, 2026	Review in-progress
Annual Improvements to IFRS Accounting Standards (Volume 11)	January 1, 2026	Review in-progress
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027	Review in-progress
IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	Review in-progress

i) IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements.

•
Entities are required to classify all income and expenses into five categories in the statement of profit or loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly-defined operating profit subtotal. Entities' net profit will not change.
•
Management-defined performance measures (MPMs) are disclosed in a single note in the financial statements.
•
Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

Precision expects IFRS 18 to significantly impact the financial statements and is still in the process of assessing the impact of the standard, particularly with respect to the structure of the Corporation's statement of net earnings, the statement of cash flows and the additional disclosures required for MPMs. The Corporation is also assessing the impact on how information is grouped in the financial statements, including for items currently labeled as 'other'.

NOTE 4. BUSINESS COMBINATION

(a) CWC Energy Services Corp.

On November 8, 2023, Precision acquired all of the issued and outstanding shares of CWC Energy Services Corp. (CWC) for consideration of $89 million, which included the issuance of 947,807 Precision common shares and cash of $14 million.

With this acquisition, Precision substantially increased the size and scale of its Canadian well servicing operations and expanded its geographic footprint into complementary regions. Precision added 62 marketable service rigs to its fleet along with experienced crews and field personnel and operating facilities. Precision also added 18 high-quality drilling rigs to its fleet, including seven drilling rigs in Canada and 11 drilling rigs in the U.S. The addition of the U.S. drilling rigs expanded the Corporation's operations into Wyoming, further diversifying its serviceable U.S. basins.

Precision incurred $3 million of various transaction costs related to the business combination, which were recognized as an expense in the statements of net earnings. These costs were primarily related to advisory, legal, consulting and other transaction costs.

Precision Drilling Corporation 2024 Annual Report 59

The following table summarizes the allocation of the purchase price:

(Stated in thousands of Canadian dollars)
Consideration:
Number of shares issued	947,807
Share price at issuance	$79.75
Common shares	$75,588
Cash	13,726
Total consideration	$89,314

Allocation of purchase price
Cash	$13,080
Accounts receivable	41,641
Property, plant and equipment	140,965
Intangibles	3,000
Right-of-use assets	1,466
Accounts payable and accrued liabilities	(22,260)
Long-term debt	(60,387)
Lease obligations	(1,466)
Deferred tax liabilities	(964)
Gain on acquisition	(25,761)
Total	$89,314

The Corporation recognized a gain on acquisition of $26 million in the statements of net earnings that was primarily attributable to movements in the fair value of common share consideration between the date of transaction announcement and date of closing.

The acquired CWC business contributed revenue of $20 million and net earnings of $3 million for the period of November 8, 2023 to December 31, 2023. Had the acquisition occurred on January 1, 2023, it is estimated that the consolidated pro-forma revenue and net earnings for the year ended December 31, 2023 would have been $182 million and $18 million, respectively.

Since the date of acquisition, depreciation of the acquired property, plant and equipment was recognized in the statements of net earnings in accordance with Precision’s existing depreciation policies for similar equipment types.

The Corporation accounted for the acquisition as a business combination and used the acquisition method to record the net assets and liabilities assumed at fair value. Precision engaged an independent third-party valuator to estimate the acquisition-date fair value over a portion of the Rig Equipment included in property, plant and equipment. The Corporation used the appraisals available for comparable assets in estimating the remaining acquisition-date fair value of Rig Equipment included in property, plant and equipment.

NOTE 5. REVENUE

The following table includes a reconciliation of disaggregated revenue by reportable segment (Note 6). Revenue has been disaggregated by primary geographical market and type of service provided.

Year ended December 31, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$577,266	$13,418	$—	$(43)	$590,641
Canada	834,945	281,399	—	(10,181)	1,106,163
International	205,524	—	—	—	205,524
	$1,617,735	$294,817	$—	$(10,224)	$1,902,328

Day rate/hourly services	$1,606,187	$294,817	$—	$(959)	$1,900,045
Shortfall payments/idle but contracted	837	—	—	—	837
Other	10,711	—	—	(9,265)	1,446
	$1,617,735	$294,817	$—	$(10,224)	$1,902,328

60 Consolidated Financial Statements

Year ended December 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
United States	$848,262	$13,683	$—	$(30)	$861,915
Canada	709,703	227,033	—	(7,097)	929,639
International	146,300	—	—	—	146,300
	$1,704,265	$240,716	$—	$(7,127)	$1,937,854

Day rate/hourly services	$1,661,762	$240,716	$—	$(537)	$1,901,941
Shortfall payments/idle but contracted	24,602	—	—	—	24,602
Turnkey drilling services	8,988	—	—	—	8,988
Other	8,913	—	—	(6,590)	2,323
	$1,704,265	$240,716	$—	$(7,127)	$1,937,854

NOTE 6. SEGMENTED INFORMATION

The Corporation operates primarily in Canada, the United States and certain international locations, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and the manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental, and camp and catering services. The following disclosure has been expanded in the current and prior periods to comply with the updated IFRS 8 requirements and IFRIC agenda decisions on segment reporting.

Year ended December 31, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,617,735	$294,817	$—	$(10,224)	$1,902,328
Earnings before income taxes, loss on investments and other assets, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization	532,345	66,681	(77,805)	—	521,221
Depreciation and amortization	279,247	20,831	9,236	—	309,314
Gain on asset disposals	(8,745)	(4,524)	(2,879)	—	(16,148)
Foreign exchange	1,164	(46)	1,141	—	2,259
Finance charges	1,707	422	67,624	—	69,753
Loss on investments and other assets	—	—	1,484	—	1,484
Income taxes	38,869	9,155	(4,795)	—	43,229
Net earnings for reportable segments	220,103	40,843	(149,616)	—	111,330
Total assets	2,562,436	241,277	152,602	—	2,956,315
Capital expenditures	197,010	17,495	2,193	—	216,698

Precision Drilling Corporation 2024 Annual Report 61

Year ended December 31, 2023	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$1,704,265	$240,716	$—	$(7,127)	$1,937,854
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals and depreciation and amortization	630,761	51,224	(70,867)	—	611,118
Depreciation and amortization	269,133	14,654	13,770	—	297,557
Gain on asset disposals	(23,378)	(973)	(118)	—	(24,469)
Loss on asset decommissioning	9,592	—	—	—	9,592
Foreign exchange	229	(9)	(1,887)	—	(1,667)
Finance charges	1,489	467	81,458	—	83,414
Loss on investments and other assets	—	—	6,810	—	6,810
Gain on acquisition	—	—	(25,761)	—	(25,761)
Gain on repurchase of unsecured senior notes	—	—	(137)	—	(137)
Income taxes	(122,065)	(25,362)	123,962	—	(23,465)
Net earnings for reportable segments	495,761	62,447	(268,964)	—	289,244
Total assets	2,565,495	271,724	181,816	—	3,019,035
Capital expenditures	213,660	9,984	3,105	—	226,749

The Corporation’s operations are carried on in the following geographic locations:

Year ended December 31, 2024	United States	Canada	International	Total
Revenue	$590,641	$1,106,163	$205,524	$1,902,328
Total assets	1,292,983	1,206,868	456,464	2,956,315

Year ended December 31, 2023	United States	Canada	International	Total
Revenue	$861,915	$929,639	$146,300	$1,937,854
Total assets	1,226,256	1,246,069	546,710	3,019,035

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	2024	2023
Cost	$7,344,532	$6,918,765
Accumulated depreciation	(4,988,359)	(4,580,677)
	$2,356,173	$2,338,088
Rig equipment	2,118,055	2,094,510
Rental equipment	16,066	16,066
Other equipment	5,999	9,236
Vehicles	1,787	2,333
Buildings	43,870	45,827
Assets under construction	133,543	126,872
Land	36,853	43,244
	$2,356,173	$2,338,088

62 Consolidated Financial Statements

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2022	$6,334,462	$96,454	$175,409	$36,002	$114,323	$117,535	$32,586	$6,906,771
Additions	24,158	102	151	—	612	199,937	—	224,960
Acquisitions	118,965	—	1,500	500	8,960	—	11,040	140,965
Disposals	(127,979)	—	(9,681)	(3,058)	(214)	(39)	(10)	(140,981)
Reclassifications	172,300	—	6,038	—	2,038	(180,376)	—	—
Asset decommissioning	(78,367)	—	—	—	—	—	—	(78,367)
Foreign exchange	(119,329)	(75)	(2,988)	(748)	(886)	(10,185)	(372)	(134,583)
Balance, December 31, 2023	6,324,210	96,481	170,429	32,696	124,833	126,872	43,244	6,918,765
Additions	59,650	—	14,516	95	985	141,401	—	216,647
Transferred to assets held for sale	—	—	—	—	—	—	(5,501)	(5,501)
Disposals	(153,166)	—	(17,327)	(3,646)	(3,089)	—	(2,100)	(179,328)
Reclassifications	137,658	—	—	—	—	(137,658)	—	—
Foreign exchange	380,811	279	3,091	1,718	3,912	2,928	1,210	393,949
Balance, December 31, 2024	$6,749,163	$96,760	$170,709	$30,863	$126,641	$133,543	$36,853	$7,344,532

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets Under Construction	Land	Total
Balance, December 31, 2022	$4,251,016	$80,477	$163,944	$32,622	$75,374	$—	$—	$4,603,433
Depreciation expense	268,532	12	9,070	924	4,237	—	—	282,775
Disposals	(122,823)	—	(9,681)	(2,788)	(133)	—	—	(135,425)
Asset decommissioning	(68,775)	—	—	—	—	—	—	(68,775)
Foreign exchange	(98,250)	(74)	(2,140)	(395)	(472)	—	—	(101,331)
Balance, December 31, 2023	4,229,700	80,415	161,193	30,363	79,006	—	—	4,580,677
Depreciation expense	276,815	—	14,267	720	4,317	—	—	296,119
Disposals	(141,694)	—	(17,091)	(3,504)	(2,667)	—	—	(164,956)
Foreign exchange	266,287	279	6,341	1,497	2,115	—	—	276,519
Balance, December 31, 2024	$4,631,108	$80,694	$164,710	$29,076	$82,771	$—	$—	$4,988,359

(a) Impairment

Precision reviews the carrying value of its long-lived assets for indications of impairment at the end of each reporting period. At December 31, 2024, Precision reviewed each of its cash-generating units and did not identify indications of impairment and, therefore, did not test its CGUs for impairment.

(b) Asset Additions

In 2024, Precision purchased $217 million (2023 – $225 million) of property, plant and equipment.

(c) Asset Disposals

Through the completion of normal course business operations, the Corporation sold used assets incurring gains or losses on disposal resulting in a gain on asset disposal of $16 million (2023 – $24 million).

(d) Asset Decommissioning

In 2024, the Corporation incurred nil (2023 – $10 million) losses on asset decommissioning relating to certain drilling and ancillary equipment, contained within the Contract Drilling Services segment, that no longer met the Corporation's High Performance technology standards.

Precision Drilling Corporation 2024 Annual Report 63

NOTE 8. INTANGIBLES

	2024	2023
Cost	$42,922	$59,952
Accumulated amortization	(29,925)	(42,642)
	$12,997	$17,310

Loan commitment fees related to Senior Credit Facility	$—	$843
Software	12,997	16,467
	$12,997	$17,310

Cost

	Loan Commitment Fees	Software	Brand Names	Total
Balance, December 31, 2022	$17,081	$38,030	$—	$55,111
Additions	—	1,789	—	1,789
Acquisition	—	—	3,000	3,000
Foreign exchange	—	52	—	52
Balance, December 31, 2023	17,081	39,871	3,000	59,952
Additions	1,363	51	—	1,414
Reclassification of loan commitment fees	(18,444)	—	—	(18,444)
Balance, December 31, 2024	$—	$39,922	$3,000	$42,922

Accumulated Amortization

	Loan Commitment Fees	Software	Brand Names	Total
Balance, December 31, 2022	$15,673	$19,863	$—	$35,536
Amortization expense	565	3,465	3,000	7,030
Foreign exchange	—	76	—	76
Balance, December 31, 2023	16,238	23,404	3,000	42,642
Amortization expense	612	3,521	—	4,133
Reclassification of loan commitment fees	(16,850)	—	—	(16,850)
Balance, December 31, 2024	$—	$26,925	$3,000	$29,925

NOTE 9. LONG-TERM DEBT

		2024		2023	2024	2023
		U.S. Denominated Facilities			Canadian Facilities and Translated U.S. Facilities
Current Portion of Long-Term Debt
Canadian Real Estate Credit Facility	US	$—	US	$—	$—	$1,915
U.S. Real Estate Credit Facility		—		704	—	933
	US	$—	US	$704	$—	$2,848

Long-Term Debt
Senior Credit Facility	US	$12,000	US	$—	$17,252	$—
Canadian Real Estate Credit Facility		—		—	—	24,018
U.S. Real Estate Credit Facility		—		7,685	—	10,181
Unsecured Senior Notes:
7.125% senior notes due 2026		160,000		273,330	230,026	362,096
6.875% senior notes due 2029		400,000		400,000	575,064	529,904
	US	$572,000	US	$681,015	822,342	926,199
Less net unamortized debt issue costs					(9,873)	(11,369)
					$812,469	$914,830

64 Consolidated Financial Statements

	Senior Credit Facility	Unsecured Senior Notes	Canadian Real Estate Credit Facility	U.S. Real Estate Credit Facility	CWC Syndicated Loan	Debt Issue Costs and Original Issue Discount	Total
Balance December 31, 2022	$59,620	$1,013,229	$17,667	$12,322	$—	$(14,581)	$1,088,257
Changes from financing cash flows:
Proceeds from Senior Credit Facility	162,649	—	—	—	—	—	162,649
Acquired long-term debt	—	—	9,697	—	50,690	—	60,387
Repayment of long-term debt	—	—	—	—	(50,690)	—	(50,690)
Repayment of unsecured senior notes	—	(99,950)	—	—	—	—	(99,950)
Repayment of Senior Credit Facility	(222,216)	—	—	—	—	—	(222,216)
Repayment of Real Estate Credit Facility	—	—	(1,431)	(950)	—	—	(2,381)
Non-cash changes:
Gain on repurchase of unsecured senior notes	—	(137)	—	—	—	—	(137)
Amortization of debt issue costs	—	—	—	—	—	3,210	3,210
Foreign exchange	(53)	(21,142)	—	(258)	—	2	(21,451)
Balance December 31, 2023	$—	$892,000	$25,933	$11,114	$—	$(11,369)	$917,678
Current	—	—	1,915	933	—	—	2,848
Long-term	—	892,000	24,018	10,181	—	(11,369)	914,830
Balance December 31, 2023	$—	$892,000	$25,933	$11,114	$—	$(11,369)	$917,678
Changes from financing cash flows:
Proceeds from Senior Credit Facility	27,978	—	—	—	—	—	27,978
Repayment of unsecured senior notes	—	(155,682)	—	—	—	—	(155,682)
Repayment of Senior Credit Facility	(10,981)	—	—	—	—	—	(10,981)
Repayment of Real Estate Credit Facility	—	—	(25,933)	(11,723)	—	—	(37,656)
Non-cash changes:
Amortization of debt issue costs	—	—	—	—	—	3,090	3,090
Reclassification of loan commitment fees	—	—	—	—	—	(1,594)	(1,594)
Foreign exchange	255	68,772	—	609	—	—	69,636
Balance December 31, 2024	$17,252	$805,090	$—	$—	$—	$(9,873)	$812,469
Current	—	—	—	—	—	—	—
Long-term	17,252	805,090	—	—	—	(9,873)	812,469
Balance December 31, 2024	$17,252	$805,090	$—	$—	$—	$(9,873)	$812,469

Precision’s current and long-term debt obligations at December 31, 2024 will mature as follows:

2025	$—
2026	230,026
2027	17,252
2028	—
Thereafter	575,064
$822,342

(a) Senior Credit Facilities:

The senior secured revolving credit facility (Senior Credit Facility) provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$375 million with a provision for an increase in the facility of up to an additional US$375 million. The Senior Credit Facility is secured by charges on substantially all of the present and future assets of Precision, its material U.S. and Canadian subsidiaries and, if necessary, to adhere to covenants under the Senior Credit Facility, certain subsidiaries organized in jurisdictions outside of Canada and the U.S. The Senior Credit Facility has a term of three years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request.

The Senior Credit Facility requires Precision comply with certain restrictive and financial covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (as defined in the debt agreement) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness. It also requires the Corporation to maintain a ratio of consolidated Covenant EBITDA to consolidated interest expense for the most recent four consecutive quarters, of greater than 2.5:1, subject to the amendments noted below.

Precision Drilling Corporation 2024 Annual Report 65

Distributions under the Senior Credit Facility are subject to a pro-forma senior net leverage covenant of less than or equal to 1.75:1. The Senior Credit Facility also limits the redemption and repurchase of junior debt subject to a pro-forma senior net leverage covenant test of less than or equal to 1.75:1.

During 2023, Precision agreed with the lenders to remove certain non-extending lenders from the facility, thereby reducing the total commitment from US$500 million to US$447 million.

In 2024, Precision extended the maturity date of the Senior Credit Facility, revised the available borrowing capacity, and amended certain terms of the facility. The maturity date was extended to June 28, 2027, and the size was revised to US$375 million.

Under the Senior Credit Facility, amounts can be drawn in U.S. dollars and/or Canadian dollars. At December 31, 2024, US$12 million was drawn under this facility (2023 – US$nil). Up to US$200 million of the Senior Credit Facility is available for letters of credit denominated in U.S and/or Canadian dollars and other currencies acceptable to the fronting lender. As at December 31, 2024 outstanding letters of credit amounted to US$51 million (2023 – US$56 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over the Secured Overnight Financing Rate (SOFR). The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the Canadian Overnight Repo Rate Average (CORRA); such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

(b) Real Estate Credit Facilities

In November 2020, Precision established a Real Estate Term Credit Facility. The facility was to mature in November 2025 and was secured by real property located in Houston, Texas. Principal plus interest payments were due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. The US Real Estate Credit Facility was repaid in-full and terminated during 2024.

In March 2021, Precision established a Canadian Real Estate Credit Facility. The facility was to mature in March 2026 and was secured by real properties in Alberta, Canada. Principal plus interest payments were due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. The Canadian Real Estate Credit Facility was repaid in-full and terminated during 2024.

In November 2023, Precision assumed a $10 million Canadian Real Estate Facility from the acquisition of CWC Energy Services. The Canadian Real Estate Facility from the acquisition of CWC Energy Services was repaid in-full and terminated during 2024.

(c) Unsecured Senior Notes:

Precision has the following unsecured senior notes outstanding:

7.125% US$ senior notes due 2026

These unsecured senior notes bear interest at a fixed rate of 7.125% per annum and mature on January 15, 2026. Interest is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2018.

Any time on or after November 15, 2023, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

6.875% US$ senior notes due 2029

These unsecured senior notes bear interest at a fixed rate of 6.875% per annum and mature on January 15, 2029. Interest is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2022. These unsecured senior notes were issued at a price equal to 99.253% of the face value, resulting in a US$3 million original issue discount. The original issue discount will be amortized over the life of the notes using the effective interest rate method.

Precision may redeem these notes in whole or in part at any time on or after January 15, 2025 and before January 15, 2027, at redemption prices ranging between 103.438% and 101.719% of their principal amount plus accrued interest. Any time on or after January 15, 2027, these notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

The unsecured senior notes require Precision to comply with certain restrictive and financial covenants including an incurrence based test of Consolidated Interest Coverage Ratio, as defined in the senior note agreements, of greater than or equal to 2.0:1 for the most recent four consecutive fiscal quarters. In the event the Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters the senior notes restrict Precision’s ability to incur additional indebtedness.

66 Consolidated Financial Statements

The unsecured senior notes also contain a restricted payments covenant that limits Precision’s ability to make payments in the nature of dividends, distributions and for repurchases from shareholders. These restricted payments baskets grow by, among other things, 50% of cumulative consolidated net earnings, and decrease by 100% of cumulative consolidated net losses as defined in the note agreements, and cumulative payments made to shareholders. At December 31, 2024, the governing net restricted payments basket was negative $4 million (2023 – negative $91 million), therefore limiting us from making any further dividend payments or share repurchases until the governing restricted payments basket once again becomes positive. During 2024, pursuant to the indentures governing the unsecured senior notes, Precision used the available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

Precision’s unsecured senior notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all U.S. and Canadian subsidiaries that guaranteed the Senior Credit Facility (Guarantor Subsidiaries). These Guarantor Subsidiaries are directly or indirectly 100% owned by the parent company. Separate financial statements for each of the Guarantor Subsidiaries have not been provided; instead, the Corporation has included in Note 26 summarized financial information and expanded qualitative non-financial disclosures based on Rule 3-10 of the U.S. Securities and Exchange Commission’s Regulation S-X.

(d) Covenants:

At December 31, 2024, Precision was in compliance with the covenants of the Senior Credit Facility and unsecured senior notes.

	Covenant	At December 31, 2024
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	0.04
Consolidated covenant EBITDA to consolidated interest expense	≥ 2.50	7.64

Unsecured Senior Notes
Consolidated interest coverage ratio	≥ 2.00	7.94

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 10. FINANCE CHARGES

	2024	2023
Interest:
Long-term debt	$63,734	$76,591
Lease obligations	4,245	3,784
Other	285	685
Income	(2,220)	(1,392)
Amortization of debt issue costs	3,709	3,746
Finance charges	$69,753	$83,414

NOTE 11. LEASES

(a) As a lessee

Precision recognizes right-of-use assets primarily from its leases of real estate and vehicles and equipment.

	Real Estate	Vehicles and Equipment	Total
Balance, December 31, 2022	$46,496	$13,536	$60,032
Additions	1,217	15,811	17,028
Acquired	574	892	1,466
Derecognition	(5,947)	(685)	(6,632)
Depreciation	(3,559)	(4,741)	(8,300)
Lease remeasurements	(789)	1,314	525
Effect of foreign currency exchange differences	(480)	(201)	(681)
Balance, December 31, 2023	$37,512	$25,926	$63,438
Additions	469	10,522	10,991
Derecognition	(433)	(861)	(1,294)
Depreciation	(3,588)	(6,086)	(9,674)
Effect of foreign currency exchange differences	1,700	871	2,571
Balance, December 31, 2024	$35,660	$30,372	$66,032

Precision’s real estate lease contracts often contain renewal options which may impact the determination of the lease term for purposes of calculating the lease obligation. If it is reasonably certain that a renewal option will be exercised, the renewal period is included in the lease term. When entering a lease, Precision assesses whether it is reasonably certain renewal options will be exercised. Reasonable certainty is established if all relevant facts and circumstances indicate an economic incentive to exercise
Precision Drilling Corporation 2024 Annual Report 67

the renewal option. For the majority of its real estate leases, Precision is reasonably certain it will exercise its renewal option. Accordingly, the renewal period has been included in the lease term used to calculate the lease obligation.

For the year ended December 31, 2024, Precision had interest and payments of $18 million (2023 – $13 million) in relation to its lease obligations.

The Corporation has commitments under various lease agreements, primarily for real estate and vehicles and equipment. Terms of Precision’s real estate leases run for a period of one to 10 years while vehicle and equipment leases are typically for terms of between three and four years. Expected non-cancellable undiscounted operating lease payments are as follows:

	2024	2023
Less than one year	$23,909	$17,540
One to five years	50,232	42,460
More than five years	24,429	10,748
	$98,570	$70,748

(b) As a lessor

Precision leases its rig equipment under long-term drilling contracts with terms ranging from one to five years. At December 31, 2024, the net book value of the underlying rig equipment subject to long-term drilling contracts was $686 million (2023 – $554 million).

The following table sets out a maturity analysis of lease payments, showing the undiscounted lease payments to be received subsequent to December 31, 2024: .

	Operating Leases	Finance Leases
Less than one year	$403,298	$835
One to five years	434,317	3,545
More than five years	—	2,594
Total undiscounted lease receipts	$837,615	$6,974
Unearned finance income on lease receipts		(1,347)
Net investment in the lease		$5,627

NOTE 12. SHARE-BASED COMPENSATION PLANS

Precision’s omnibus equity incentive plan (Omnibus Plan) allows the Corporation to settle short-term incentive awards (annual bonus) and long-term incentive awards (share options, performance share units and restricted share units) issued on or after February 8, 2017 in voting shares of Precision (either issued from treasury or purchased in the open market), cash, or a combination of both. Precision intends to settle all short-term incentive, restricted share unit and performance share unit awards issued under the Omnibus Plan in cash and to settle options in voting shares.

Liability Classified Plans

	Restricted Share Units	Performance Share Units	Non- Management Directors’ DSUs	Total
Balance, December 31, 2022	$38,190	$100,858	$12,297	$151,345
Expensed during the year	6,594	28,256	(2,787)	32,063
Settlement in shares	(2,101)	(17,104)	(758)	(19,963)
Payments	(26,524)	(47,971)	(385)	(74,880)
Foreign exchange	(45)	3	—	(42)
Balance, December 31, 2023	16,114	64,042	8,367	88,523
Expensed during the year	10,511	29,829	2,488	42,828
Settlement in shares	(2,012)	(18,355)	—	(20,367)
Payments	(13,037)	(40,016)	—	(53,053)
Foreign exchange	(16)	(57)	—	(73)
Balance, December 31, 2024	$11,560	$35,443	$10,855	$57,858
Current	8,567	24,770	10,855	44,192
Long-term	2,993	10,673	—	13,666
Balance, December 31, 2024	$11,560	$35,443	$10,855	$57,858

(a) Restricted Share Units and Performance Share Units

Precision has various cash-settled share-based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (RSU) incentive plan, shares granted to eligible employees vest annually over a three-year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the

68 Consolidated Financial Statements

Performance Share Unit (PSU) incentive plan, shares granted to eligible employees vest at the end of a three-year term. Vested shares are paid out in cash or shares at the Board of Director's discretion, in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period, repayment of debt and leverage ratio.

A summary of the RSUs and PSUs outstanding under these share-based incentive plans is presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2022	495,168	1,136,671
Granted	66,032	121,690
Redeemed	(266,744)	(438,612)
Forfeited	(18,362)	(25,006)
December 31, 2023	276,094	794,743
Granted	92,423	158,440
Redeemed	(180,989)	(450,726)
Forfeited	(7,768)	(5,404)
December 31, 2024	179,760	497,053

Subsequent to December 31, 2024, Precision elected to settle certain vesting RSUs and PSUs through the issuance of 150,068 common shares.

(b) Non-Management Directors

Precision has a deferred share unit (DSU) plan for non-management directors whereby fully vested DSUs are granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in DSUs. These DSUs are redeemable in cash or for an equal number of common shares upon the director’s retirement. The redemption of DSUs in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments any time up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the DSUs will be redeemed on a single date six months after retirement. The cash settlement amount is based on the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout.

A summary of the DSUs outstanding under this share-based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance December 31, 2022	118,774
Granted	16,336
Redeemed	(18,830)
Balance December 31, 2023	116,280
Granted	7,193
Balance December 31, 2024	123,473

During 2023, 18,830 DSUs were redeemed upon the retirement of a non-management director. Precision elected to settle the redemption of DSUs through a combination of cash and common shares.

Equity Settled Plans

(c) Executive Restricted Share Units Plan

Precision grants Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

Executive Restricted Share Units	Outstanding	Weighted Average Fair Value
December 31, 2022	—	$—
Granted	46,740	96.90
December 31, 2023	46,740	96.90
Granted	61,930	79.84
Redeemed	(15,570)	96.90
Forfeited	(608)	96.90
December 31, 2024	92,492	$85.48

Included in net earnings for the year ended December 31, 2024 were expenses of $4 million (2023 – $3 million).

(d) Option Plan

Under this plan, the exercise price of each option equals the fair market value of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or

Precision Drilling Corporation 2024 Annual Report 69

U.S. dollars, and vest over a period of three years from the date of grant, as employees render continuous service to the Corporation, and have a term of seven years.

A summary of the status of the equity incentive plan is presented below:

Canadian Share Options	Options Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Options Exercisable
December 31, 2022 and December 31, 2023	23,055	$87.00	—	145.97	$113.01	23,055
Exercised	(925)	87.00	—	87.00	87.00	—
Forfeited	(10,170)	145.97	—	145.97	145.97	—
December 31, 2024	11,960	$87.00	—	87.00	$87.00	11,960

U.S. Share Options	Options Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Options Exercisable
December 31, 2022	141,748	$51.20	—	111.47	$84.84	141,748
Forfeited	(13,350)	64.20	—	100.40	75.66	—
December 31, 2023	128,398	51.20	—	111.47	85.80	128,398
Exercised	(6,485)	68.80	—	68.80	68.80	—
Forfeited	(61,861)	68.80	—	111.47	106.37	—
December 31, 2024	60,052	$51.20	—	72.46	$66.44	60,052

Canadian Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 87.00	11,960	$87.00	0.15	11,960	$87.00

U.S. Share Options	Total Options Outstanding			Options Exercisable
Range of Exercise Prices (US$):	Number	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US$)
$ 51.20	8,595	$51.20	1.15	8,595	$51.20
68.80	48,790	$68.80	0.15	48,790	$68.80
72.46	2,667	72.46	0.59	2,667	72.46
$ 51.20 – 72.46	60,052	$66.44	0.31	60,052	$66.44

No options were granted during 2023 and 2024.

(e) Non-Management Directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan, fully vested deferred share units were granted quarterly based on an election by the non-management director to receive all or a portion of his or her compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement.

Effective May 16, 2024, Precision instituted a new DSU plan for non-management directors whereby fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. The deferred share units are redeemable for an equal number of common shares on the date specified in an eligible director's participation and election agreement, which date may be the grant date, the first, third or fifth anniversary of the grant date. The number of deferred share units granted is based upon the weighted average closing price of Precision shares on the Toronto Stock Exchange (TSX) for the five trading days immediately prior to payout.

70 Consolidated Financial Statements

A summary of the activity under the non-management director DSU plans is presented below:

Deferred Share Units	Outstanding- 2012 Plan	Outstanding- 2024 Plan
December 31, 2022 and 2023	1,470	—
Granted	—	6,777
Redeemed	—	(4,024)
December 31, 2024	1,470	2,753

Included in net earnings for the year ended December 31, 2024 were expenses of $0.4 million (2023 – nil).

NOTE 13. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates.

A reconciliation of the difference for the years ended December 31, is as follows:

	2024	2023
Earnings before income taxes	$154,559	$265,779
Federal and provincial statutory rates	24%	24%
Tax at statutory rates	$37,094	$63,787
Adjusted for the effect of:
Non-deductible expenses	4,422	2,426
Non-taxable capital gains	(367)	(2,551)
Gain on acquisition	—	(6,222)
Impact of foreign tax rates	(895)	(2,450)
Withholding taxes	356	337
Taxes related to prior years	(3,036)	(4,945)
Tax assets not recognized	5,655	8,629
Deferred tax assets recognized	—	(82,476)
Income tax expense (recovery)	$43,229	$(23,465)

The net deferred tax liability is comprised of the tax effect of the following temporary differences. Prior period amounts have been reclassified to reflect changes in the presentation of the valuation allowance for temporary differences in tax jurisdictions:

	2024	2023
Deferred Tax Liabilities:
Property, plant and equipment and intangibles	$212,545	$211,183
Other	83	17
	212,628	211,200
Offsetting of assets	(165,177)	(137,685)
	$47,451	$73,515

Deferred Tax Assets:
Losses (expire from time to time)	$141,275	$206,348
Long-term incentive plan	12,810	15,320
Other	4,386	6,767
	158,471	228,435
Offsetting of liabilities	(151,912)	(154,773)
	$6,559	$73,662
Net Deferred Tax Liability	$40,892	$(147)

The Corporation has loss carry forwards in the U.S. and certain international locations and capital loss carry forwards in Canada and other deductible temporary differences in certain international locations for which it is unlikely that sufficient future taxable income will be available. Accordingly, the Corporation has not recognized a deferred tax asset for the following items:

	2024	2023
Tax losses (Capital)	$17,692	$17,247
Tax losses (Income)	28,517	23,446
Deductible temporary differences	8,663	5,246
Total	$54,872	$45,939

Precision Drilling Corporation 2024 Annual Report 71

The movement in temporary differences is as follows:

	Property, Plant and Equipment and Intangibles	Partnership Deferrals	Other Deferred Tax Liabilities	Losses	Debt Issue Costs	Long-Term Incentive Plan	Other Deferred Tax Assets	Net Deferred Tax Liability
Balance, December 31, 2022	$228,005	$21,768	$—	$(198,461)	$—	$(15,765)	$(7,056)	$28,491
Recognized in net earnings	125,195	(21,768)	5,816	(127,433)	928	(6,002)	(4,695)	(27,959)
Acquisition	9,865	—	694	(9,358)	—	—	(237)	964
Foreign exchange	(4,895)	—	—	3,060	—	169	23	(1,643)
Balance, December 31, 2023	$358,170	$—	$6,510	$(332,192)	$928	$(21,598)	$(11,965)	$(147)
Recognized in net earnings	(18,441)	—	(486)	45,831	(341)	5,122	4,074	35,759
Recognized in other comprehensive income	—	—	—	(750)	—	—	—	(750)
Foreign exchange	18,186	—	4	(11,288)	—	(423)	(449)	6,030
Balance, December 31, 2024	$357,915	$—	$6,028	$(298,399)	$587	$(16,899)	$(8,340)	$40,892

In December 2021, the Organization for Economic Co-operation and Development issued model rules for a new global minimum tax framework (Pillar Two). Under Pillar Two legislation, Precision is liable to pay a top-up tax for differences between its Global Anti-Base Erosion effective tax rate and the 15% minimum tax rate. In May 2023, the IASB issued amendments to IAS 12, Income Taxes to address Pillar Two, which provided clarity on the impacts and additional disclosure requirements once legislation is substantively enacted. For jurisdictions where Precision operates that have substantially enacted the Pillar Two legislation, there is no material impact to the Company. Precision also operates in jurisdictions where it is expected that Pillar Two legislation will be enacted in the future. For these jurisdictions, Precision has assessed its exposure to the Pillar Two legislation and foresees no material impact to the Company.

NOTE 14. BANK INDEBTEDNESS

At December 31, 2024, Precision had available $40 million (2023 – $40 million) and US$15 million (2023 – US$15 million) under secured operating facilities, and a secured US$40 million (2023 – US$40 million) facility for the issuance of letters of credit and performance and bid bonds to support international operations. As at December 31, 2024 and 2023, no amounts had been drawn on any of the facilities. Availability of the $40 million and US$40 million facilities was reduced by outstanding letters of credit in the amount of $9 million (2023 – $20 million) and US$23 million (2023 – US$28 million), respectively. The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40 million facility are available at the bank’s prime lending rate, U.S. base rate, U.S. SOFR rate plus applicable margin, or applicable margin for Banker’s Acceptances, or in combination, and under the US$15 million facility at the bank’s prime lending rate.

NOTE 15. PROVISIONS AND OTHER

Workers’ Compensation
Balance December 31, 2022	$11,747
Expensed during the year	5,261
Payment of deductibles and uninsured claims	(6,124)
Foreign exchange	(248)
Balance December 31, 2023	10,636
Expensed during the year	4,325
Payment of deductibles and uninsured claims	(5,218)
Foreign exchange	869
Balance December 31, 2024	$10,612

	2024	2023
Current	$3,140	$3,496
Long-term	7,472	7,140
	$10,612	$10,636

72 Consolidated Financial Statements

NOTE 16. SHAREHOLDERS’ CAPITAL

(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares	Number	Amount
Balance, December 31, 2022	13,558,525	$2,299,533
Settlement of PSUs and RSUs	230,336	19,206
Issue of shares on business acquisition (Note 4)	947,807	75,588
Share repurchases	(412,623)	(29,955)
Redemption of non-management directors share units	12,494	757
Balance, December 31, 2023	14,336,539	2,365,129
Settlement of PSUs and RSUs	265,143	21,846
Share options exercised	7,410	978
Share repurchases	(833,614)	(76,570)
Share repurchase accrual	—	(10,000)
Redemption of non-management directors share units	4,024	346
Balance, December 31, 2024	13,779,502	$2,301,729

(c) Normal Course Issuer Bid

In 2024, the TSX approved Precision’s application to renew its Normal Course Issuer Bid (NCIB). Under the terms of the NCIB, Precision may purchase and cancel up to a maximum of 1,359,108 common shares, representing 10% of the public float of common shares as of September 5, 2024. Purchases under the NCIB are made through the facilities of the TSX, the New York Stock Exchange and various other designated exchanges in accordance with applicable regulatory requirements at a price per common share representative of the market price at the time of acquisition. The NCIB will terminate no later than September 18, 2025.

For the year ended December 31, 2024, Precision repurchased and cancelled a total of 833,614 (2023 – 412,623) common shares for $75 million (2023 – $30 million) and recorded $1 million (2023 – nil) of share buy back tax.

Prior to December 31, 2024, Precision entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the Corporation to repurchase common shares during its internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on the purchase price and maximum volume parameters established by the Corporation under the ASPP. The Corporation recorded a liability for purchases that are estimated to occur during the blackout period based on the parameters of the NCIB and ASPP. As at December 31, 2024, Precision recorded a liability in accounts payable and corresponding decrease to share capital of $10 million (2023 – nil).

Subsequent to December 31, 2024, Precision repurchased and cancelled 284,701 common shares for $23 million.

NOTE 17. PER SHARE AMOUNTS

The following tables reconcile net earnings attributable to shareholders of Precision Drilling Corporation and weighted average shares outstanding used in computing basic and diluted net earnings per share attributable to shareholders of Precision Drilling Corporation:

	2024	2023
Net earnings attributable to shareholders – basic	$111,195	$289,244
Effect of share options and other equity compensation plans	—	9,235
Net earnings attributable to shareholders – diluted	$111,195	$298,479

(Stated in thousands)	2024	2023
Weighted average shares outstanding – basic	14,229	13,754
Effect of share options and other equity compensation plans	5	1,533
Weighted average shares outstanding – diluted	14,234	15,287

Precision Drilling Corporation 2024 Annual Report 73

NOTE 18. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Foreign Currency Translation Gains (Losses)	Foreign Exchange Gain (Loss) on Net Investment Hedge	Tax Benefit Related to Net Investment Hedge of Long-Term Debt	Accumulated Other Comprehensive Income
December 31, 2022	$579,070	$(424,754)	$5,398	$159,714
Other comprehensive income (loss)	(33,433)	21,195	—	(12,238)
December 31, 2023	545,637	(403,559)	5,398	147,476
Other comprehensive income (loss)	119,821	(69,027)	750	51,544
December 31, 2024	$665,458	$(472,586)	$6,148	$199,020

NOTE 19. RELATED PARTY TRANSACTIONS

Compensation of Key Management Personnel

The remuneration of key management personnel is as follows:

	2024	2023
Salaries and other benefits	$9,295	$9,966
Equity-settled share-based compensation	1,920	1,541
Cash-settled share-based compensation	28,189	17,660
	$39,404	$29,167

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision that provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 20. CAPITAL COMMITMENTS

At December 31, 2024, the Corporation had commitments to purchase property, plant and equipment totaling $128 million (2023 – $175 million). Payments of $92 million for these commitments are expected to be made in 2025, $17 million in 2026 and $19 million in 2027.

NOTE 21. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit Risk

Accounts receivable includes balances from customers primarily operating in the oil and natural gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis, and by monitoring the amount and age of balances outstanding. In some instances, the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear, the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. For the years ended December 31, 2024 and 2023, Precision did not have any customers with revenue from transactions exceeding 10% of consolidated revenue. In addition, Precision’s most significant customer accounted for $36 million of the trade receivables balance at December 31, 2024 (2023 – $24 million).

The movement in the expected credit loss allowance during the year was as follows:

	2024	2023
Balance, January 1,	$338	$1,732
Impairment loss recognized	780	437
Amounts written-off as uncollectible	(680)	(1,784)
Impairment loss reversed	(301)	(53)
Effect of movement in exchange rates	2	6
Balance, December 31,	$139	$338

74 Consolidated Financial Statements

The aging of trade receivables at December 31 was as follows:

	2024		2023
	Gross	Provision for Impairment	Gross	Provision for Impairment
Not past due	$194,649	$—	$214,897	$1
Past due 0 – 30 days	58,141	1	70,398	3
Past due 31 – 120 days	9,283	112	17,465	273
Past due more than 120 days	1,276	26	2,719	61
	$263,349	$139	$305,479	$338

(b) Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. Precision has exposure to interest rate fluctuations on amounts drawn on its Senior Credit Facility as it is subject to floating rates of interest.

At December 31, 2024, Precision had drawn US$12 million on its Senior Credit Facility (2023 – nil). As at December 31, 2024, a 1% change to the interest rate would have less than a $1 million impact on net earnings (2023 – less than $1 million). The interest rate on Precision’s unsecured senior notes is fixed and is not subject to interest rate risk.

(c) Foreign Currency Risk

The Corporation is primarily exposed to foreign currency fluctuations in relation to the working capital of its foreign operations and certain long-term debt facilities of its Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

The following financial instruments were denominated in U.S. dollars:

		2024				2023
		Canadian Operations		Foreign Operations		Canadian Operations		Foreign Operations
Cash	US	$3,084	US	$27,474	US	$9,539	US	$16,459
Accounts receivable		2		113,400		17		148,885
Accounts payable and accrued liabilities		(20,695)		(98,523)		(26,706)		(120,416)
Long-term liabilities, excluding long-term incentive plans (1)		—		(5,197)		—		(13,708)
Net foreign currency exposure	US	$(17,609)	US	$37,154	US	$(17,150)	US	$31,220
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings		$(176)		$—		$(172)		$—
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive income		$—		$372		$—		$312

(1) Excludes U.S. dollar long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.

(d) Liquidity Risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities and other contractual commitments as at December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
Accounts payable and accrued liabilities (1)	$270,163	$—	$—	$—	$—	$—	$270,163
Share-based compensation	37,644	17,487	18,238	—	—	—	73,369
Long-term debt	—	230,026	17,252	—	575,064	—	822,342
Interest on long-term debt (2)	57,029	41,323	40,088	39,536	1,647	—	179,623
Commitments	115,649	35,813	33,663	11,128	6,058	24,429	226,740
Total	$480,485	$324,649	$109,241	$50,664	$582,769	$24,429	$1,572,237

(1) Excludes the current portion of share-based compensation.

(2) Excludes amortization of long-term debt issue costs.

Fair Values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates their fair value due to the relatively short period to maturity of the instruments. Amounts drawn on the Senior Credit Facility, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at December 31, 2024 was approximately $801 million (2023 – $867 million).

Precision Drilling Corporation 2024 Annual Report 75

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statements of financial position are categorized based on the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of Unsecured Senior Notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

NOTE 22. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain the future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and equity attributable to shareholders to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity.

As at December 31, 2024 and 2023, these ratios were as follows:

	2024	2023
Long-term debt	$812,469	$914,830
Equity attributable to shareholders	1,677,472	1,575,662
Total capitalization	$2,489,941	$2,490,492
Long-term debt to long-term debt plus equity ratio	0.33	0.37

As at December 31, 2024, liquidity remained sufficient as Precision had $74 million (2023 – $54 million) in cash and access to the US$375 million Senior Credit Facility (2023 – US$447 million) and $119 million (2023 – $115 million) secured operating facilities. As at December 31, 2024, US$12 million (2023 – US$nil) was drawn on the Senior Credit Facility with available credit further reduced by US$51 million (2023 – US$56 million) of outstanding letters of credit. Availability of the $40 million secured operating facility and US$40 million secured facility for the issuance of letters of credit and performance and bid bonds were reduced by outstanding letters of credit of $9 million (2023 – $20 million) and US$23 million (2023 – US$28 million), respectively. No amounts were drawn on the US$15 million (2023 – US$15 million) secured operating facility.

NOTE 23. NON-CONTROLLING INTEREST

On September 26, 2024, Precision formed a Partnership with two Indigenous partners to provide well servicing operations in northeast British Columbia. Precision contributed $4 million in assets to the Partnership. Gross revenues and gross assets relating to Non-Controlling Interests (NCI) in 2024 were $1 million (2023 – nil) and $9 million (2023 – nil) respectively. Gross earnings relating to NCI was $0.3 million (2023 – nil) in 2024.

Precision holds a controlling interest (50.1%) in the Partnership and the portions of the net earnings and equity not attributable to Precision's controlling interest are shown separately as NCI in the consolidated statements of net earnings and consolidated statements of financial position.

NOTE 24. SUPPLEMENTAL INFORMATION

Components of changes in non-cash working capital balances were as follows:

	2024	2023
Accounts receivable	$59,415	$30,431
Inventory	(6,181)	(637)
Accounts payable and accrued liabilities	(54,903)	(50,787)
	$(1,669)	$(20,993)
Pertaining to:
Operations	$18,711	$(32,838)
Investments	(20,380)	11,845

76 Consolidated Financial Statements

The components of accounts receivable were as follows:

	2024	2023
Trade	$263,210	$305,141
Accrued trade	33,472	29,363
Prepaids and other	82,030	86,923
	$378,712	$421,427

The components of accounts payable and accrued liabilities were as follows:

	2024	2023
Accounts payable	$113,336	$151,348
Accrued liabilities:
Payroll	104,270	109,057
Deferred Income	36,157	46,060
Interest Payable	26,409	29,293
Other	34,183	14,991
	$314,355	$350,749

Precision presents expenses in the consolidated statements of net earnings by function with the exception of depreciation and amortization and gain on asset disposals, which are presented by nature. Operating expense and general and administrative expense would include $287 million (2023 – $269 million) and $6 million (2023 – $14 million), respectively, of depreciation and amortization and gain on asset disposals, if the statements of net earnings were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2024	2023
Wages, salaries and benefits	$870,179	$846,216
Purchased materials, supplies and services	463,512	445,927
Share-based compensation	47,416	34,593
	$1,381,107	$1,326,736
Allocated to:
Operating expense	$1,248,686	$1,204,548
General and administrative	132,421	122,188
	$1,381,107	$1,326,736

NOTE 25. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation.

The Corporation is subject to various lawsuits and claims arising in the ordinary course of business. While the results of litigation and claims cannot be predicted with certainty, the ultimate resolution of these matters is not expected to have a materially adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third-party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or determinable.

NOTE 26. LONG-TERM DEBT GUARANTORS

Precision Drilling Corporation (Parent) issued registered unsecured senior notes in 2017 and 2021 which are fully and unconditionally guaranteed by certain U.S. and Canadian subsidiaries (Guarantor Subsidiaries) that also guaranteed the Senior Credit Facility. These Guarantor Subsidiaries are directly or indirectly wholly owned by the Parent. The following is a description of the terms and conditions of the guarantees with respect to the unsecured senior notes for which Precision is the Parent issuer and Guarantor Subsidiaries (Obligor Group) and provides a full and unconditional guarantee.

As at December 31, 2024, Precision had $805 million principal amount of unsecured senior notes outstanding, $230 million due in 2026 and $575 million due in 2029, all of which is guaranteed by the Guarantor Subsidiaries.

Precision Drilling Corporation 2024 Annual Report 77

The Guarantor Subsidiaries jointly and severally, fully, unconditionally, and irrevocably guarantees the payment of the principal and interest on the unsecured senior notes when they become due, whether at maturity or otherwise. The guarantee is unsecured and ranks senior with all of the Guarantor Subsidiaries’ other unsecured obligations.

The Guarantor Subsidiaries will be released and relieved of their obligations under the guarantees after the obligations to the holders are satisfied in accordance with the applicable indentures.

Summarized Financial Information

The following tables include summarized financial information for the Obligor Group on a combined basis after the elimination of (i) intercompany transactions and balances within the Obligor Group; (ii) equity in earnings from investments in the non-guarantor subsidiaries; and (iii) intercompany dividend income.

Statements of Net Earnings

	Parent and Guarantor Subsidiaries
	2024	2023
Revenue	$1,703,796	$1,784,797
Expenses	1,236,952	1,206,180
Earnings before income taxes, gain on repurchase of unsecured senior notes, gain on acquisition, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization	466,844	578,617
Net earnings	107,997	276,931

Statements of Financial Position

	Parent and Guarantor Subsidiaries
	2024	2023
Assets
Current assets	$374,188	$363,987
Property, plant and equipment	2,002,663	2,008,758
Other non-current assets	91,240	138,121

	Parent and Guarantor Subsidiaries
	2024	2023
Liabilities
Current liabilities	$262,899	$283,242
Long-term debt	812,469	905,811
Other non-current liabilities	116,880	161,134

Excluded from the statements of net earnings and statements of financial position above are the following intercompany transactions and balances that the Obligor Group had with the non-guarantor subsidiaries:

	Parent and Guarantor Subsidiaries
	2024	2023
Assets
Accounts receivable, intercompany	$60,059	$53,939
Short-term advances to affiliates	1,687	62,519

	Parent and Guarantor Subsidiaries
	2024	2023
Liabilities
Accounts payable and accrued liabilities, intercompany	$29,593	$206,340
Short-term advances from affiliates	18	—
Long-term advances from affiliates	215,595	170,316

	Parent and Guarantor Subsidiaries
	2024	2023
Cash transactions with non-guarantor subsidiaries
Capital contributions to non-guarantor subsidiaries	$4,409	$—

78 Consolidated Financial Statements

NOTE 27. SUBSIDIARIES

Significant Subsidiaries

		Ownership Interest
	Country of Incorporation	2024	2023
Precision Limited Partnership	Canada	100%	100%
Precision Drilling Canada Limited Partnership	Canada	100%	100%
Precision Diversified Oilfield Services Corp.	Canada	100%	100%
Precision Drilling (US) Corporation	United States	100%	100%
Precision Drilling Holdings Company	United States	100%	100%
Precision Drilling Company LP	United States	100%	100%
Precision Completion & Production Services Ltd.	United States	100%	100%
Grey Wolf Drilling Limited	Barbados	100%	100%
Grey Wolf Drilling (Barbados) Ltd.	Barbados	100%	100%

Precision Drilling Corporation 2024 Annual Report 79